

Mail Stop 3561

November 13, 2007

Mr. Brian Berchtold, CEO
ALCiS Health, Inc.
2001 gateway Place, Suite 520W
San Jose, CA 95110

   Re: **ALCiS Health, Inc.**
      Form 10SB/A3
      Filed July 13, 2007
      Form 8-K/A3 dated March 31, 2006
      Filed June 29, 2007
      Form 10-KSB for the year ended March 31, 2006
      Filed June 13, 2006
      Form 10-KSB for the year ended March 31, 2007
      Filed July 13, 2007
      File No. 0-51925

Dear Mr. Berchtold:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Healthcare Services